                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No. One)*

                               CLEAN HARBORS, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, $.01 PAR VALUE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   184496107
           --------------------------------------------------------
                                 (CUSIP Number)

                     ROBERT W. EDLER, THEIDMANN & EDLER
                  30 SOUTH WACKER DRIVE, CHICAGO, IL. 60606
                                (312)831-4440
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  JULY 25, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  4  Pages
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CUSIP No. 184496107                   13D                 Page  2  of  4  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                  JOSEPH CHALHOUB
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /   I AM NOT A
     of a Group*                               (b)  /X/   MEMBER OF A GROUP.
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                          NOT APPLICABLE -- NO PURCHASES MADE
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                                 CANADIAN
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                402,100
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  NONE
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                402,100
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  NONE
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                         402,100
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                             3.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                          Page  3  of  4  Pages
                                                               ---    ---

ITEM 1.  SECURITY AND ISSUER
         COMMON STOCK, $0.01 par value per share
         CLEAN HARBORS, INC.
         1501 Washington Street
         Braintree, Massachusetts 02184

ITEM 2.  IDENTITY AND BACKGROUND
         (a) JOSEPH CHALHOUB; (b) 101 UPPER BELLEVUE, WESTMOUNT, QUEBEC H3Y 1B7 CANADA; (c) PRESIDENT AND CHIEF EXECUTIVE OFFICER, HERITAGE-CRYSTAL CLEAN, LLC, 2250 POINT BLVD., SUITE 250, ELGIN, IL 60123; (d) Mr. Chalhoub has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors). (e) Mr. Chalhoub has not during the last five years been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws. (f) Mr. Chalhoub is a citizen of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         NOT APPLICABLE -- NO PURCHASES MADE

ITEM 4.  PURPOSE OF TRANSACTION
         TO RECOGNIZE GAIN

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
     (a) Shares beneficially owned: 402,100 (3.6%). Percentage is based upon the number of shares of common stock outstanding as of August 3, 2000 (11,142,928), as contained in the issuer's Form 10-Q for the quarter ended June 30, 2000, the most recent filing by the issuer with the Commission.
     (b) Number of shares as to which Mr. Chalhoub has:
         (i) sole power to vote or direct the vote: 402,100;
         (ii) shared power to vote or direct the vote: none;
         (iii) sole power to dispose or direct the disposition of: 402,100;
         (iv) shared power to dispose or direct the disposition of: none.
     (c) Sales by Joseph Chalhoub:

Date                No. of Shares            Prices per Share         Where/How Effected
----                -------------            ----------------         ------------------
7-25-2000           50,000                   2.3759
7-25-2000           25,000                   2.7500
7-26-2000           43,500                   2.9642
7-27-2000              500                   3.0625
7-27-2000            6,000                   3.0000
7-27-2000            1,000                   3.1250                   Sold through
7-28-2000              200                   3.0000                   William Blair
7-28-2000            5,000                   3.0000                   & Company in
7-31-2000              500                   3.0000                   ordinary brokerage
8-7-2000             1,500                   2.9375                   transactions
8-8-2000            15,400                   2.9375
8-9-2000             9,100                   2.9375
8-9-2000             2,900                   3.0000

     (d) Inapplicable.
     (e) Mr. Chalhoub ceased to be the beneficial owner of more than 5% of the common stock on July 25, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Inapplicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Inapplicable

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                                                          Page  4  of  4  Pages
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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       AUGUST 21, 2000
                                       ----------------------------------------
                                       (Date

                                       /s/ Joseph Chalhoub
                                       ----------------------------------------
                                       (Signature)

                                       JOSEPH CHALHOUB
                                       ----------------------------------------
                                       (Name/Title)